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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 0-D ☐ Form N-SAR ☐ Form N-CSR ☐ Form N-CEN

For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FDCTECH, INC.
Full Name of Registrant

Former Name if Applicable

200 Spectrum Center Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Irvine, CA 92618
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Imran Firoz	(877)	445-6047
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 18, 2023, the board of directors of FDCTech, Inc. (the “Company”) terminated its relationship with its independent registered public accounting firm, BF Borgers CPA PC, Lakewood, Colorado (“BF Borgers”), effective as of April 18, 2023. BF Borgers’ audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022, and December 31, 2021, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

On April 18, 2023, the Company, based on the decision of its board of directors, approved the engagement of Bolko & Company, Boca Raton, Florida (“Bolko”) to serve as the Company’s independent registered public accounting firm, commencing April 18, 2023. On March 4, 2024, the board of directors of FDCTech, Inc. (the “Company”) terminated its relationship with its independent registered public accounting firm, Bolko & Company, Boca Raton, Florida (“Bolko”), effective as of March 4, 2024.

Bolko was only retained by the Company for less than a year, and no reports were filed with the SEC. During the period of time that Bolko was the Company’s auditor through March 4, 2024, there were no disagreements with Bolko on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Bolko, would have caused Bolko to refer to the matter in its reports on the Company’s financial statements for such periods.

On March 4, 2024, the Company, based on the decision of its board of directors, approved the engagement of Fortune CPA Inc., Orange, California (“Fortune”) to serve as the Company’s independent registered public accounting firm, commencing March 4, 2024.

Securities and Exchange Commission (the “SEC”) has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024 (“Order”).

Due to the Order by the SEC against BF Borgers, Fortune has advised the Company to reaudit the Company’s financial statements for the fiscal year ended December 31, 2022, and to reaudit the balance sheet of the Company at December 31, 2021. The registrant requires extra time to complete the reaudit conducted by BF Borgers without unreasonable time and expense.

Fortune is also conducting Company’s audit for the fiscal year ending December 31, 2023, which includes the acquisition of Company’s wholly-owned subsidiaries on November 30, 2023, Alchemy Markets Ltd. (AML, formerly NSFX Ltd), a European margin trading broker/dealer company licensed by the Malta Financial Authority and Alchemy Prime Ltd. (APL), an investment firm regulated by the Financial Conduct Authority (‘FCA’). The acquisition of AML and APL will materially increase the net assets and revenues of the registrant. The registrant is consolidating both AML’s and APL’s financial statements with its financial statements and requires extra time to complete the consolidation without unreasonable time and expense.

FDCTECH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2024	By:	/s/ Imran Firoz
Imran Firoz
Chief Financial Officer
(Principal Executive Officer)